EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMER 31,					NINE MONTHS ENDED SEPTEMBER 30,
	2004	2005	2006	2007	2008	2009
Ratio of Earnings to Fixed Charges	12.8	9.9	18.0	4.4	4.3	4.54

Earnings:

For 2004, 2005, 2006, 2007, 2008, and the nine months ended September 30, 2009, earnings  amounted to $4,850,390, $10,235,077, $19,281,220, $33,545,002, $37,803,285 and $18,824,632 respectively.

Fixed Charges:

For 2004, 2005, 2006, 2007, 2008, and the nine months ended September 30, 2009, fixed charges amounted to $378,588, $1,033,861, $1,072,769, $7,544,635, $8,833,866 and $4,150,086, respectively.